Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

January 12, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

CENTRAL COUNTERPARTY NATIONAL CLEARING CENTRE – Removed from Custody, Clear, or Settle section